Exhibit 4.62

Summary of the First Amendment to Rural Partnership Agreement, entered into on August 10, 2020, in connection with Fazenda Chaparral

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as the company vested in the possession of the land, Paulimar Batista Alvarenga, as the natural individual interested in entering into a rural partnership with BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, and Imobiliária Cajueiro Ltda., as owner of the land.

Purpose: Amend the Rural Partnership Agreement, entered into on March 20, 2020, in connection with the possession and exploitation of 394 arable hectares of Fazenda Chaparral, in order to (i) extend the partnership area in additional 1025 arable hectares; (ii) extend the previously agreed deadline by fourteen months and twenty days; (iii) include the possibility of unilateral termination by BrasilAgro – Companhia Brasileira de Propriedades Agrícolas in the event of Mr. Paulimar Batista Alvarenga default with the first crop profit sharing; and (iv) establish a crop warranty in favor of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas.